United States
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number 0-20924
                         RECONDITIONED SYSTEMS, INC.
            (Exact name of registrant as specified in charter)

                  444 West Fairmont, Tempe, Arizona 85282
                  (Address of principal executive offices)

                              480-968-1772
        (Registrant's telephone number, including area code)
                             Common Stock
         (Title of each class of securities covered by this Form)

                                 None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)          [X]          Rule 12h-3(b)(1)(i)        [X]

Rule 12g-4(a)(1)(ii)         [ ]          Rule 12h-3(b)(1)(ii)       [ ]

Rule 12g-4(a)(2)(i)          [ ]          Rule 12h-3(b)(2)(i)        [ ]

Rule 12g-4(a)(2)(ii)         [ ]          Rule 12h-3(b)(2)(ii)       [ ]

                                          Rule 15d-6                 [ ]


Approximate number of  holders of record as of the certification or notice date:  44
              --


Pursuant to the requirements of the Securities Exchange Act of 1934 Reconditioned Systems, Inc. has caused this certificate /notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 29, 2003      BY:   /S/ Dirk D. Anderson
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